April 28, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:          DeVry Education Group Inc.
Form 10-K for the Year ended June 30, 2014
Filed August 27, 2014
Form 10-Q for the Six Months ended December 31, 2014
Filed February 5, 2015
Response dated February 23, 2015
File No. 1-13988

Dear Mr. Spirgel:

This letter responds to the Staff’s request for additional information during an April 13, 2015 telephonic meeting with Carlos Pacho, Senior Assistant Chief Accountant, Ivette Leon, Assistant Chief Accountant and Claire Delabar, Staff Accountant, related to the response letter submitted by DeVry Education Group (“DeVry Group”) with respect to the Staff’s comments on the above referenced filing.  Additional information was requested regarding the responses to comments 2, 7 and 8 related to Form 10-K for the Year ended June 30, 2014.

The Staff requested further information regarding Comment Letter question #2:

1) DeVry Brasil’s collection experience with respect to students receiving a 50% scholarship funded through PROUNI.

As of June 30, 2014, approximately 11% of DeVry Brasil’s students have obtained scholarships under the PROUNI program.  PROUNI is a Brazilian governmental program which provides scholarships to a portion of its undergraduate students.  PROUNI promotes the exchange of scholarships in private postsecondary education schools by granting tax exemption of federal taxes to the institution.  Approximately 7% of DeVry Brasil’s students received a 100% PROUNI scholarship.  Approximately 4% of DeVry Brasil revenue ($5 million) is from students receiving the 50% PROUNI scholarship.  Of this student- responsible portion, DeVry Brasil collects approximately 95%.  The accounts receivable associated with these accounts as of June 30, 2014 was approximately $250,000.  In order to qualify for continuation of this scholarship, students must maintain current accounts receivable, contributing to the favorable collections experience.  During the academic period in which a student receives a PROUNI scholarship, DeVry Brasil records a federal income tax receivable, which is used to offset federal taxes payable.

2) Clarification of DeVry Brasil’s reassessment of collectability when a student withdraws.

DeVry Brasil institutions offer classes annually through two, six-month semesters.  At the beginning of each semester students enter into enrollment contracts with their particular DeVry Brasil institution.  In accordance with these contracts, payment for the first month of the semester is due by the start of each semester.  If a student withdraws prior to the start of a semester, DeVry Brasil retains 20% of the first month’s tuition and, if paid, refunds the remaining 80% to the withdrawing student.  After the start of a semester, if a student withdraws, DeVry Brasil retains  100% of the tuition billed through the month of withdrawal and ceases billing the student for additional months of the semester.  Revenue associated with withdrawn students comprised approximately 0.5% of total DeVry Brasil revenue ($625,000) for the period ending June 30, 2014. Collections experience with these withdrawn students is 95%. This can be attributed to the practice of monthly billing, thus at the time of withdrawal collectability is reasonably assured.

The Staff requested DeVry Group to update its response to Comment Letter question #7, specifically related to the reassessment of collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility.

Based on the facts and circumstances around the revenue recognition process for students who withdraw during a session, DeVry Group has determined that revenue associated with students who withdraw does not meet the threshold of reasonably collectible.  The following summarizes our analysis of the impact of the adjustment related to the recognition of revenue for students who have withdrawn from one of our institutions prior to the completion of their program for each of the reported periods in the Form 10-K for fiscal year ended June 30, 2014.  Based upon the quantitative results presented below as well as qualitative factors, we concluded that the impact to the results previously reported in the Form 10-K for fiscal 2014 is not material.  In assessing the effect on a quarterly basis, management analyzed the amounts per quarter in fiscal year 2014.  These quarterly amounts tended to follow the same percentage of revenue, operating income and net income as the annual amounts.  Additionally, we noted the impact to each of our reporting segments for each of the fiscal years and concluded that the impact to the segments’ revenue and operating income for those periods was not material.

Impact of Change in Methodology Related to Revenue Recognition for Withdrawn Students
(dollars in thousands)

	Revenue
	As Reported	Adjustment	As Adjusted	% Change
For the Fiscal Year ended June 30, 2014	$1,923,371	$(10,880)	$1,912,491	-0.6%
For the Fiscal Year ended June 30, 2013	$1,964,375	$(9,856)	$1,954,519	-0.5%
For the Fiscal Year ended June 30, 2012	$2,071,783	$(24,129)	$2,047,654	-1.2%

	Cost of Educational Services
	As Reported	Adjustment	As Adjusted	% Change
For the Fiscal Year ended June 30, 2014	$983,436	$(7,909)	$975,527	-0.8%
For the Fiscal Year ended June 30, 2013	$962,223	$(6,779)	$955,444	-0.7%
For the Fiscal Year ended June 30, 2012	$960,814	$(17,152)	$943,662	-1.8%

	Operating Income
	As Reported	Adjustment	As Adjusted	% Change
For the Fiscal Year ended June 30, 2014	$181,268	$(2,971)	$178,297	-1.6%
For the Fiscal Year ended June 30, 2013	$166,928	$(3,077)	$163,851	-1.8%
For the Fiscal Year ended June 30, 2012	$238,925	$(6,977)	$231,948	-2.9%

	Net Income from Continuing Operations
	As Reported	Adjustment	As Adjusted	% Change
For the Fiscal Year ended June 30, 2014	$150,989	$(1,814)	$149,175	-1.2%
For the Fiscal Year ended June 30, 2013	$123,688	$(1,879)	$121,809	-1.5%
For the Fiscal Year ended June 30, 2012	$169,106	$(4,259)	$164,847	-2.5%

	Earnings Per Share from Continuing Operations - Diluted
	As Reported	Adjustment	As Adjusted	% Change
For the Fiscal Year ended June 30, 2014	$2.33	$(0.03)	$2.30	-1.3%
For the Fiscal Year ended June 30, 2013	$1.91	$(0.03)	$1.88	-1.6%
For the Fiscal Year ended June 30, 2012	$2.50	$(0.06)	$2.44	-2.4%

The Staff requested additional information with respect to Comment Letter question #8 to explain the differences between institution-specific refund policies and Title IV refund policies.

The following institutions’ refund policies are consistent with Title IV unearned aid policies:  Carrington College, Ross University School of Medicine, and Ross University School of Veterinary Medicine.  For other Title IV participating institutions with refund policies different than the Title IV unearned aid policy (DeVry University, Chamberlain College of Nursing and American University of the Caribbean), where we return more aid to Title IV than institution policy, the difference becomes the responsibility of the student.

As requested by the Commission staff’s letter, DeVry Group hereby acknowledges that:

1)      DeVry Group is responsible for the adequacy and accuracy of the disclosures in the filings;
2)      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3)      DeVry Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick J. Unzicker, Vice President, Chief Accounting Officer and Treasurer, at (630) 515-4527 or Timothy J. Wiggins, Senior Vice President and Chief Financial Officer, at (630) 515-5894, should you have any questions regarding our responses or any related matters.

Sincerely,

DeVry Education Group Inc.

By:           /s/ Timothy J. Wiggins
Title:        Senior Vice President and Chief Financial Officer
By:           /s/ Patrick J. Unzicker
Title:        Vice President, Chief Accounting Officer and Treasurer